Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

August 4, 2008

Securities and Exchange Commission

Via EDGAR

Re:

The Castle Group, Inc.

File No. 000-23338

CIK 0000918543

Dear Ladies and Gentlemen:

In response to the above referenced SEC Comment Letter dated July 22, 2008, we would like to request an additional three weeks to respond due to the following reasons:  Our President, Richard Wall, was out of town and did not receive the letter until July 28, 2008; Howard Mendelsohn, our former CFO and the person who is the most knowledgeable on SOX matters and authored the clauses referred to in SEC Comment Nos. 5 and 6, is on vacation in Alaska until August 6, 2008, and has been since July 17, 2008.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

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